

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

May 25, 2010

Mr. David R. Beran
 Chief Financial Officer
ALTRIA GROUP, INC.
6601 West Broad Street
Richmond, Virginia 23230

       Re: Altria Group, Inc.
            Form 10-K for the year ended December 31, 2009
            File No. 1-08940

Dear Mr. Beran:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief